United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes    ☐   No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes    ☐   No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	6

COMPANY	00233-VALE S.A.
PROCESS NUMBER		286
TYPE OF MEETING	SPECIAL SHAREHOLDER MEETING - PREFERRED
DATE OF MEETING		10/18/2017 TIME OF MEETING
ONLINE START DATE		9/18/2017 ONLINE END DATE
RESOLUTION NUMBER	TYPE OF RESOLUTION	SITUATION
	1 SIMPLE RESOLUTION	ACTIVE

17:00:00
10/11/2017
VOTE	TOTAL QUANTITY	PN
APPROVE	88,250,236	88,250,236

COMPANY
PROCESS NUMBER
TYPE OF MEETING		292
DATE OF MEETING	00233—VALE S.A.	10/18/2017 TIME OF MEETI	10:00:00
ONLINE START DATE	EXTRAORDINARY SHAREHOLDER MEETING	9/27/2017 ONLINE END DATE	10/11/2017
RESOLUTION NUMBER	TYPE OF RESOLUTION	SITUATION	VOTE	CODE	NAME	SITUATION	VOTE	CANDIDATE	NAME OF CANDIDATE	SITUATION	VOTE	PERCENT TOTAL QUANTITY	ON		PN
	1 SIMPLE RESOLUTION	ACTIVE	APPROVE									546,321,376		468,225,685		78,095,691
	1 SIMPLE RESOLUTION	ACTIVE	REJECT									2,139,132		1,881,132		258,000
	1 SIMPLE RESOLUTION	ACTIVE	ABSTAIN									3,018,011		3,018,011		—
	2 SIMPLE RESOLUTION	ACTIVE	APPROVE									551,478,519		473,124,828		78,353,691
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			1 ISABELLA SABOYA, AS EFFECTIVE MEMBER	ACTIVE	APPROVE	2,558,081		2,558,081		—
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			1 ISABELLA SABOYA, AS EFFECTIVE MEMBER	ACTIVE	REJECT	1,881,132		1,881,132		—
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			1 ISABELLA SABOYA, AS EFFECTIVE MEMBER	ACTIVE	ABSTAIN	46,669,064		46,669,064		—
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			2 RICARDO REISEN DE PINHO, AS EFFECTIVE MEMBER, AND MARCIO GUEDES PEREIRA JUNIOR, AS ALTERNATE MEMBER	ACTIVE	APPROVE	11,249,859		11,249,859		—
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			2 RICARDO REISEN DE PINHO, AS EFFECTIVE MEMBER, AND MARCIO GUEDES PEREIRA JUNIOR, AS ALTERNATE MEMBER	ACTIVE	REJECT	1,881,132		1,881,132		—
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			2	ACTIVE	ABSTAIN	37,977,286		37,977,286		—
	4 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE	YES									10,559,289		10,559,289		—
	4 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE	NO									462,565,539		462,565,539		—
	5 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			1 ISABELLA SABOYA, AS EFFECTIVE MEMBER	ACTIVE	N/A	9,997,774		9,997,774		—
	5 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			2 RICARDO REISEN DE PINHO, AS EFFECTIVE MEMBER, AND MARCIO GUEDES PEREIRA JUNIOR, AS ALTERNATE MEMBER	ACTIVE	N/A	561,514		561,514		—
	6 SEPARATE BOARD ELECTION — COMMON SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	APPROVE	80,136,647		80,136,647		—
	6 SEPARATE BOARD ELECTION — COMMON SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	REJECT	15,804,300		15,804,300		—
	6 SEPARATE BOARD ELECTION — COMMON SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	ABSTAIN	283,024,647		283,024,647		—
	6 SEPARATE BOARD ELECTION — COMMON SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	APPROVE	283,192,587		283,192,587		—
	6 SEPARATE BOARD ELECTION — COMMON SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	REJECT	471,584		471,584		—
	6 SEPARATE BOARD ELECTION — COMMON SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	ABSTAIN	95,301,423		95,301,423		—
	7 SEPARATE BOARD ELECTION — COMMON SHARES	ACTIVE	YES									63,771,478		63,771,478		—
	7 SEPARATE BOARD ELECTION — COMMON SHARES	ACTIVE	NO									315,194,116		315,194,116		—
	8 SEPARATE BOARD ELECTION — PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	APPROVE	41,812,046		41,771,549		40,497
	8 SEPARATE BOARD ELECTION — PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	REJECT	20,433,195		15,804,300		4,628,895
	8 SEPARATE BOARD ELECTION — PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	ABSTAIN	391,132,394		321,389,745		69,742,649
	8 SEPARATE BOARD ELECTION — PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	APPROVE	345,689,374		283,192,587		62,496,787
	8 SEPARATE BOARD ELECTION — PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	REJECT	1,441,129		471,584		969,545
	8 SEPARATE BOARD ELECTION — PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	ABSTAIN	106,247,132		95,301,423		10,945,709
	9 SEPARATE BOARD ELECTION — PREFERRED SHARES	ACTIVE	YES									39,361,660		21,511,701		17,849,959
	9 SEPARATE BOARD ELECTION — PREFERRED SHARES	ACTIVE	NO									414,015,975		357,453,893		56,562,082

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2017	Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations